UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of May, 2006

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.

1. Name of the issuer

SPIRENT PLC


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) THIS NOTIFICATION IS MADE IN ACCORDANCE WITH BOTH


3. Name of person discharging managerial responsibilities/director

ANDERS GUSTAFSSON


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

N/A


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A


8 State the nature of the transaction

N/A


9. Number of shares, debentures or financial instruments relating to shares acquired

N/A


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A


11. Number of shares, debentures or financial instruments relating to shares disposed

N/A


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A


13. Price per share or value of transaction

N/A


14. Date and place of transaction

N/A


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A


16. Date issuer informed of transaction

N/A


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

5 MAY 2006


18. Period during which or date on which it can be exercised

STOCK APPRECIATION RIGHT: 5 MAY 2009 TO 4 MAY 2016
PERFORMANCE SHARE AWARD: 5 MAY 2009 TO 5 MAY 2009


19. Total amount paid (if any) for grant of the option

N/A


20. Description of shares or debentures involved (class and number)

A STOCK APPRECIATION RIGHT OVER 1,334,450 ORDINARY SHARES OF 3 & 1/3 PENCE EACH AND;

A PERFORMANCE SHARE AWARD OVER 359,300 ORDINARY SHARES OF 3 & 1/3 PENCE EACH


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

STOCK APPRECIATION RIGHT: BASE PRICE OF 47.5 PENCE PER SHARE
PERFORMANCE SHARE AWARD: NIL


22. Total number of shares or debentures over which options held following notification

4,925,750 OPTIONS OVER ORDINARY SHARES OF 3 & 1/3 PENCE EACH


23. Any additional information

1. GRANT OF STOCK APPRECIATION RIGHTS

THIS AWARD OF A STOCK APPRECIATION RIGHTS HAS BEEN MADE UNDER THE SPIRENT EMPLOYEE INCENTIVE PLAN AND VESTING ON THE THIRD ANNIVERSARY OF THE GRANT DATE IS SUBJECT TO THE COMPANY MEETING THE PERFORMANCE CONDITIONS SET BY THE REMUNERATION COMMITTEE IN RESPECT OF THIS AWARD.


2. PERFORMANCE SHARE AWARD

THIS AWARD OF PERFORMANCE SHARES, IN THE FORM OF A CONDITIONAL RIGHT TO AN AWARD OF SHARES, HAS BEEN MADE UNDER THE SPIRENT EMPLOYEE INCENTIVE PLAN. MR GUSTAFSSON WILL ONLY RECEIVE THE THESE PERFORMANCE SHARES IF HE REMAINS EMPLOYED BY THE COMPANY ON THAT DATE AND PROVIDED THAT THE COMPANY MEETS THE PERFORMANCE CONDITIONS SET BY THE REMUNERATION COMMITTEE IN RESPECT OF THIS AWARD.


24. Name of contact and telephone number for queries

WARREN NASH
Tel: 01293 767676


Name and signature of duly authorised officer of issuer responsible for making notification

WARREN NASH


Date of notification

8 MAY 2006


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 08 May 2006                                By   ____/s/ Luke Thomas____

                                                    (Signature)*